July 28, 2009

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:
American Century Investment Trust (File Nos. 033-65170; 811-7822) (“ACIT”); American Century Government Income Trust (File Nos. 002-99222; 811-04363) (“ACGIT”); and American Century Capital Portfolios, Inc. (File Nos. 033-64872; 811-07820) (“ACCP”) (ACIT, ACGIT and ACCP, collectively, the “Registrants”)

Dear Mr. Hallock:

Please find below our responses to your comments that we discussed on the July 8th call regarding the Post-Effective Amendments, filed on May 13, 2009, to the Registrants’ registration statements.  For your convenience, we restated each of your comments prior to our responses.

1.           Prime Money Market Fund Annual Total Returns table

Comment: Explain supplementally how the annual total returns for the B Class were calculated.

Response:  As we discussed, contingent deferred sales charges (“CDSCs”) are only imposed on redemptions of Prime Money Market Fund shares when such shares were originally acquired by certain exchanges from other American Century funds.  After investigation, we determined that a substantial percentage of the purchases into the B Class of this fund occur by exchange from other American Century funds.  Consequently, such purchases may be subject to a CDSC depending on the ultimate redemption date.  In addition, Instruction 1 to Item 26(b) of Form N-1A (the “Form”) requires that average annual total return quotations assume that the maximum sales load is deducted.  Therefore, to ensure that the maximum sales load is deducted, we have deducted the CDSC from the B Class total returns in the Annual Total Returns table.

Mr. Howie Hallock
July 28, 2009

2.           Management fee waiver footnotes to the Annual Fund Operating Expenses tables

Comment: Delete the management fee waiver footnote to the Annual Fund Operating Expenses table.

Response:  For the affected funds (each of which is listed below), we have determined that the fee waivers in question may be included in the Annual Fund Operating Expenses table, and we have done so.  The corresponding footnotes have been revised to disclose the periods for which the waivers are expected to continue and the circumstances under which the advisor can terminate them, all pursuant to Instruction 3(e) to Item 3 of the Form.

ACIT	ACGIT
Diversified Bond Fund	Capital Preservation Fund
High-Yield Fund	Ginnie Mae Fund
Inflation Protection Bond Fund
NT Diversified Bond Fund
Prime Money Market Fund

3.           Tax Information sections

Comment: For all funds, consider simplifying the disclosure of tax information pursuant to Item 7 of the Form.

Response:  We simplified the Tax Information section for all prospectuses, as indicated in Ryan Blaine’s email to you on July 10, 2009.

4.           Investment strategies and risk factors

Comment: Consider further summarizing the presentation of principal investment strategies and principal risk factors pursuant to Item 4 of the Form where appropriate.

Response:  After additional review, and where appropriate in our judgment, we have taken steps to revise the principal investment strategies disclosure in the summary sections of the funds’ prospectuses by, for example, removing certain definitions that appear elsewhere in the prospectus and by simplifying the presentation and disclosure of principal risk factors.

Mr. Howie Hallock
July 28, 2009

5.           Benchmark inception returns in the Annual Total Returns tables

Comment:  For multiple class funds with different class inception dates, consider removing since-inception benchmark returns for all periods except for that period which corresponds to the inception of the oldest class in such table.

Response:  We removed the since-inception benchmark returns for all periods except for that period which corresponds to the inception of the oldest class in such table.

6.	Benchmark descriptions in the introductory paragraph to the Annual Total Returns information

Comment: Remove descriptions of the broad-based securities market indexes included in the introductory paragraph to the Annual Total Returns table.

Response:  We have removed all such descriptions.  For those funds that include additional indexes that are not broad-based securities market indexes, such as the Lipper Equity Income Funds Index for the Equity Income Fund, we will continue to include disclosure pursuant to Instruction 2(b) to Item 4 of the Form.

7.           A Class footnote in the Shareholder Fees tables

Comment:  Remove the A Class footnote in the Maximum Deferred Sales Charge row that discloses that a contingent deferred sales charge applies to investments of $1 million or more that are redeemed within one year of purchase.

Response:  We feel compelled to retain this disclosure for the reasons set forth below.

Item 3 of the Form requires disclosure of the maximum total deferred sales charge (“CDSC”) payable upon redemption.  In this case, a 1% CDSC applies to investments of $1 million or more that are redeemed within a year after purchase.  While we believe that “None” is the appropriate disclosure for the table given the relative infrequency of this CDSC’s application, we believe that eliminating the footnote that discloses the exception would be misleading.  We have imposed this fee in the past, and there is a class of investors that is potentially subject to it in the future.

Further, Instruction 2(a)(i) to Item 3 of the Form explicitly permits a narrative explanation of CDSCs to be included in a footnote.  We believe that the footnote in question comports with the Form by providing exactly that type of narrative explanation; it describes the circumstances under which the CDSC would be imposed.

Mr. Howie Hallock
July 28, 2009

We understand, and share, the staff’s interest in simplifying the fee table presentation in the summary.  In fact, we have voluntarily eliminated a number of permissible fee table footnotes, such as footnotes detailing the schedule of how B Class CDSCs decline over successive years.  However, we do not believe that this interest in simplification should eclipse the need to provide full and fair disclosure of fees to which an investor may be subject.

You have indicated that the staff believes the footnote at issue is unnecessary in light of the related disclosure included elsewhere in the statutory prospectus and the cross references to that disclosure provided in the fee table’s introductory text.  We respectfully disagree.  The introductory text states that “[m]ore information about these and other discounts . . .” is available elsewhere, but we fail to see how the reference to discounts is reasonably likely to put an investor on notice of the existence of an additional fee not disclosed in the summary.  Moreover, we believe the potential to mislead would only be amplified in the context of a standalone summary prospectus.

In short, we believe that the footnote at issue is permissible under the Form and consistent with our obligation to provide investors with appropriate disclosure.

8.           Purchase and Sale of Fund Shares section for NT funds

Comment: Consider further simplifying this section by removing the sentence discussing how transactions are effected using systems and procedures internal to American Century Investments.

Response:  We removed that sentence for the affected funds, each of which is listed below.

ACIT	ACCP
NT Diversified Bond	NT Large Company Value
NT Mid Cap Value

In responding to your comments, we acknowledge that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Mr. Howie Hallock
July 28, 2009

If you have any questions with regard to the above responses, please contact the undersigned at brian_brogan@americancentury.com or 816-340-7276.

Kind regards,
/s/ Brian L. Brogan
Brian L. Brogan Vice President and Associate General Counsel

cc:           Dan Richardson
Kathleen Nelson
Ryan Blaine